Exhibit 20.1

INTRADO ANNOUNCES THIRD QUARTER 2004 RESULTS

Revenue Grew 14% to $36.1 Million; Fully Diluted EPS Grew 22% to $0.22

October 21, 2004 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today announced third quarter 2004 results:

•                  For the three months ended September 30, 2004, the Company reported revenue of $36.1 million, up 14% from $31.7 million in the third quarter last year.

•                  Net income for the third quarter of 2004 was $4.0 million, or $0.22 per fully diluted share, compared to $3.1 million, or $0.18 per fully diluted share, for the same period in 2003.

•                  Cash from operations for the third quarter was $10.9 million compared to $8.9 million for the same period in 2003.

•                  Free cash flow for the third quarter of 2004 was $7.4 million compared to $7.5 million for the same period in 2003.  Free cash flow is defined as cash provided by operating activities less cash used to acquire property and equipment and fund capitalized software development efforts.

“Intrado’s core offerings delivered solid results for the quarter. Our expanding customer relationships continue to reinforce the strength and performance of our recurring revenue base,” said George Heinrichs, Intrado chief executive officer. “Due to the longer-view nature of our market expansion initiatives, I remain conservative and foresee modest growth in near to medium term quarters. Looking further out, I see strong opportunity for substantial growth.”

Recent Highlights

•                  On October 1, Intrado agreed to a five-year extension of its wireless 9-1-1 data management services agreement with ALLTEL Communications, Inc. The agreement, which was set to expire on October 16, was extended to October 2009.

•                  Intrado continued to expand its leadership in wireless E9-1-1 with the addition of eight new wireless service providers for hosted E9-1-1 emergency services. Intrado will provide the tier-three carriers with a combination of E9-1-1 Phase I and II services and Position Determination Equipment (PDE) services.

•                  Intrado strengthened its position as the provider of choice for VoIP 9-1-1 solutions, adding USADatanet and CallTower to its growing VoIP customer base.

•                  Intrado subsidiary bmd wireless, in conjunction with strategic partner Hewlett-Packard, deployed advanced call completion and messaging solutions with Italian operator 3, the Italian mobile video company of the Hutchison Whampoa Group.

•                  bmd wireless also recently implemented several core network messaging and call completion products for one of the most recognized tier-one wireless carriers in Europe. This relationship is expected to help bmd build momentum and drive further adoption of its mobility solutions.

•                  Intrado Vice President of Government and External Affairs Mary Boyd was elected to the 2004/2005 Board of Directors of the E9-1-1 Institute. The E9-1-1 Institute is a nonprofit organization that educates Congress and the public on emergency communications issues and is a support organization to the Congressional E9-1-1 Caucus. As a member of the Board, Boyd will play an important role in helping shape policy relating to 9-1-1.

Business Unit Performance Summary

Wireline: Wireline revenue increased to $21.4 million in the third quarter of 2004, up 3.0% from $20.8 million in the third quarter of 2003.

Wireless: Wireless revenue for the third quarter of 2004 increased to $13.9 million, up 32% from $10.5 million in the third quarter of 2003.  Included in Wireless revenue for the third quarter of 2004 was $0.8 million from our bmd subsidiary.

New Markets: New Markets revenue was $0.8 million in the third quarter 2004, up from $0.4 million for the third quarter of 2003.

Indirect Overhead Expenses: Total indirect overhead expenses increased 5% to $10.6 million in the third quarter of 2004. Total indirect overhead expenses are defined as sales and marketing costs of $5.2 million, general and administrative costs of $4.6 million and research and development costs of $0.8 million. This is compared to total indirect overhead expenses of $10.1 million in the third quarter of 2003, when sales and marketing costs were $4.0 million, general and administrative costs were $5.5 million and research and development costs were $0.6 million.

Intrado had $36.4 million in cash and cash equivalents, short-term investments and long-term investments at September 30, 2004.   As of September 30, 2004, Intrado had $17.2 million available under its revolving line of credit with GE Capital and an additional $9.5 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 59 days at September 30, 2004 compared to 47 days at September 30, 2003, and down from 62 days at June 30, 2004. DSOs equal gross accounts receivable plus unbilled revenue divided by total quarterly revenue, times 90 days.

Fourth Quarter 2004 Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from current expectations.

Intrado’s expectations for fourth quarter 2004 total revenue range between $34 million and $36 million.

Intrado’s fourth quarter 2004 expectations for net income range between $2.7 million and $3.6 million, with an estimated effective tax rate of 37.0%. On a diluted basis, fourth quarter 2004 earnings per share is expected to range between $0.15 and $0.20 on a projected share base of approximately 18.1 million.

Intrado anticipates that free cash flow (as defined above) will range between $3.4 million and $5.2 million in the fourth quarter of 2004, consisting of net cash provided by operating activities ranging between $7.0 million and $9.0 million, less estimated capital expenditures of $0.8 to 1.0 million and estimated capitalized software development costs of $2.8 million.

Intrado expects fourth quarter 2004 sales and marketing expenses to range between $5.3 and $5.5 million; general and administrative expenses to range between $3.9 and $4.1 million; and research and development costs to be approximately $750,000.

Outlook for fourth quarter 2004 Wireline revenue ranges between $20.2 and $21.6 million. Outlook for fourth quarter 2004 Wireless revenue ranges between $13.1 and $13.6 million. Outlook for fourth quarter 2004 New Markets revenue ranges between $0.7 and $0.8 million.

Conference Call Webcast

Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on October 21, 2004 at 4:30 p.m. ET to discuss third quarter 2004 results. To participate, access the Company’s Web site at www.intrado.com and click on the Intrado® Q3 Earnings Call Webcast button under the caption “Headlines.”

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado, its products and services, and past press releases can be found at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•                  Our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•                  Our ability to integrate businesses and assets that we have acquired or may acquire;

•                  Whether our efforts to expand into European and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to justify our investment in bmd wireless AG;

•                  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Competition in service, price and technological innovation from entities with substantially greater resources;

•                  Constraints on our sales and marketing channels because many of our customers compete with each other;

•                  Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our IntelliCastSM Target Notification and Commercial Database services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our results of operations and cash flows;

•                  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

•                  Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•                  The possibility that we may be required to treat the value of the stock options granted to employees and directors as compensation expense if proposals that are currently under consideration by accounting standards organizations and governmental authorities are adopted; and

•                  Developments in governance, accounting and financial regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

[Financial Tables to Follow]

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INTRADO INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2004	2003	2004	2003

Revenues:
Wireline business unit	$21,393	$20,779	$60,602	$61,828
Wireless business unit	13,884	10,466	37,671	28,682
New Markets business unit	789	438	2,266	1,193
Total revenues	36,066	31,683	100,539	91,703

Costs and expenses:
Direct Costs - Wireline	11,161	9,725	32,035	29,305
Direct Costs - Wireless	6,535	5,611	19,344	16,004
Direct Costs - New Markets	982	1,082	5,333	3,457
Sales and marketing	5,168	4,008	14,735	12,450
General and administrative	4,633	5,535	16,203	17,214
Research and development	787	580	2,126	1,820
Total costs and expenses	29,266	26,541	89,776	80,250
Income from operations	6,800	5,142	10,763	11,453

Other income (expense):
Interest and other income	102	59	282	147
Interest and other expense	(277)	(392)	(971)	(1,014)
Net income before income taxes	6,625	4,809	10,074	10,586

Income tax expense	2,629	1,707	3,986	3,758

Net income	$3,996	$3,102	$6,088	$6,828

Net income per share:
Basic	$0.23	$0.20	$0.36	$0.44
Diluted	$0.22	$0.18	$0.34	$0.41

Shares used in computing net income per share:
Basic	17,360,546	15,749,993	17,102,066	15,641,085
Diluted	17,803,487	17,237,161	18,073,339	16,650,465

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	September 30,	December 31,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$28,404	$37,981
Short-term investments	6,510	—
Accounts receivable, net of allowance for doubtful accounts
of approximately $376 and $357, respectively	18,309	15,678
Unbilled revenue	4,748	1,560
Prepaids and other	3,285	1,695
Deferred contract costs	4,432	4,195
Deferred income taxes-current portion	8,465	11,105

Total current assets	74,153	72,214

Property and equipment, net	23,329	26,220
Goodwill, net of accumulated amortization of $1,394	43,425	24,517
Other intangibles, net	4,511	5,586
Long term investments	1,426	—
Deferred contract costs	2,172	2,865
Software development costs, net	15,542	12,910
Other assets	515	955

Total assets	$165,073	$145,267

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$10,361	$10,906
Current portion of capital lease obligations	1,417	2,935
Current portion of notes payable	4,250	4,250
Mandatorily redeemable preferred stock payable	4,363	4,435
Deferred contract revenue	16,197	15,733

Total current liabilities	36,588	38,259

Capital lease obligations, net of current portion	1,792	1,488
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,674	1,566
Notes payable, net of current portion	2,667	5,917
Mandatorily redeemable preferred stock payable	—	4,159
Deferred contract revenue	6,768	6,355
Deferred tax liability	1,227	1,081

Total liabilities	52,716	60,825

Stockholders’ equity:
Common stock	19	16
Additional paid-in-capital	110,769	88,944
Retained earnings (accumulated deficit)	1,569	(4,518)
Total stockholders’ equity	112,357	84,442

Total liabilities and stockholders’ equity	$165,073	$145,267

INTRADO INC.

CONSOLIDATED

STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTHS ENDED SEPT 30,		NINE MONTHS ENDED SEPT 30,
	2004	2003	2004	2003

Cash flows from operating activities:
Net income	$3,996	$3,102	$6,088	$6,828
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,801	3,785	11,646	11,853
Asset impairment charge	—	—	2,536	—
Tax benefit for stock option exercises	47	1,624	1,349	1,850
Stock-based compensation	172	49	273	103
Deferred income taxes	2,582	(23)	2,621	1,801
Other adjustments	115	104	283	141
Change in-
Accounts receivable and unbilled revenue	(963)	1,179	(5,679)	4,739
Prepaids and other	31	(553)	(1,069)	(102)
Deferred contract costs	937	(241)	516	(1,061)
Accounts payable and accrued liabilities	452	103	(1,722)	1,578
Deferred revenue	(234)	(232)	763	(2,101)
Net cash provided by operating activities	10,936	8,897	17,605	25,629

Cash flows from investing activities:
Acquisition of property and equipment	(367)	(385)	(1,173)	(2,448)
Acquisition of business, net of cash acquired	—	—	(4,354)	—
Purchases of ST and LT investments	(655)	—	(7,966)	—
Capitalized software development costs	(3,122)	(1,027)	(7,709)	(3,557)
Net cash used in investing activities	(4,144)	(1,412)	(21,202)	(6,005)

Cash flows from financing activities:
Principal payments on capital lease obligations	(804)	(671)	(2,566)	(2,478)
Principal payments on notes payable and Lucent inventory payable	(1,083)	(5,635)	(7,547)	(8,347)
Proceeds from notes payable	—	299	—	4,199
Proceeds from exercise of options, warrants and employee stock purchase plan	408	3,151	4,120	4,847
Net cash used in financing activities	(1,479)	(2,856)	(5,993)	(1,779)

Effect of exchange rate changes on cash	10	—	14	—

Net increase (decrease) in cash and cash equivalents	5,323	4,629	(9,576)	17,845
Cash and cash equivalents, beginning of period	23,082	26,111	37,981	12,895
Cash and cash equivalents, end of period	$28,405	$30,740	$28,405	$30,740

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$606	$1,093	$1,585	$1,129

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$10,936	$8,897	$17,605	$25,629
Net cash used in investing activities	(4,144)	(1,412)	(21,202)	(6,005)
Free cash flow	6,792	7,485	(3,597)	19,624
add back ST and LT investments	655	—	7,966	—
add back acquisitions, net of cash acquired	—	—	4,354	—
Free cash flow, not including acquisitions and investments	$7,447	$7,485	$8,723	$19,624